[Letterhead of Sonnenschein Nath & Rosenthal LLP]

101 JFK Parkway Short Hills, NJ 07078-2708 973.912.7100 973.912.7199 fax www.sonnenschein.com
Roland S. Chase
973.912.7179
rchase@sonnenschein.com

October 7, 2008

VIA EDGAR AND FACSIMILE 703-813-6963

Mr. Steve Lo Mr. Ryan Milne United States Securities and Exchange Commission Division of Corporation Finance Mail Stop 3561 Washington, DC 20549-3561

Re:	American CareSource Holdings, Inc. Form 10-K for Fiscal Year Ended December 31, 2007 Filed on March 31, 2008 File No. 001-33094

Dear Messrs. Lo and Milne:

By letter dated September 16, 2008 (the “SEC Letter”), you provided additional comments on the annual report on Form 10-K for the fiscal year ended December 31, 2007 of American CareSource Holdings, Inc. (the “Company”).  As Jeff Baumel discussed with Mr. Lo on October 2, 2008 and today, on behalf of the Company, we would like to request additional time to respond to the SEC Letter.  The Company currently expects to file such response by October 16, 2008.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at (973) 912-7179 or Jeffrey A. Baumel at (973) 912-7189.

Sincerely,

/s/ Roland S. Chase

Roland S. Chase
Associate

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